WORKHORSE GROUP INC.
CLAWBACK POLICY
NOVEMBER 2, 2023
The Board of Directors (the “Board”) of Workhorse Group Inc. (the “Company”) has established this policy which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (the “Policy”) in order to comply with Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”) and the listing standards of The Nasdaq Stock Market or such other national securities exchange on which the Company’s securities are then listed (the “Principal Exchange”).
1.Administration
This Policy shall be administered by the Board or, if so designated by the Board, the Human Resource Management and Compensation Committee, in which case references herein to the Board shall be deemed references to the Human Resource Management and Compensation Committee. Any determinations made by the Board shall be final and binding on all affected individuals.
2.Covered Executives
This Policy applies to the Company’s current and former executive officers, as determined by the Board in accordance with Section 10D of the Exchange Act and the Principal Exchange listing standards, and such other senior executives who may from time to time be deemed subject to the Policy by the Board (“Covered Executives”).
3.Recoupment; Accounting Restatement
In the event that the Company is required to prepare an accounting restatement of its financial statements due to material noncompliance by the Company with any financial reporting requirement under the securities laws, the Board will require reimbursement or forfeiture of any excess Incentive Compensation received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement, including any required restatement that:
(a)corrects an error in previously issued financial statements that is material to the previously issued financial statements; or
(b)corrects an error not material to previously issued financial statements, but that would result in a material misstatement if:
(i)the error was left uncorrected in the current period; or
(ii)the error correction was recognized in the current period.
4.Incentive Compensation
For purposes of this Policy, “Incentive Compensation” means any of the following; provided that, such compensation is granted, earned, or vested based wholly or in part on the attainment of a Financial Reporting Measure:
(a)annual bonuses and other short- and long-term cash incentives;
(b)stock options;
(c)stock appreciation rights;
(d)restricted stock;
(e)restricted stock units;

(f)performance shares; and/or
(g)performance units.
“Financial Reporting Measure” means (i) any measure that is determined and presented in accordance with the accounting principles used in preparing financial statements, or any measure derived wholly or in part from the financial information, such as revenues, EBITDA, or net income, (ii) stock price and total shareholder return and (iii) measures of liquidity, return and earnings. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the Securities and Exchange Commission.
5.Excess Incentive Compensation: Amount Subject to Recovery
The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, computed without regard to any taxes paid, as determined by the Board.
If the Board cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will (a) make its determination based on a reasonable estimate of the effect of the accounting restatement and (b) maintain documentation of the determination of such reasonable estimate and provide the relevant documentation as required to the Principal Exchange.
6.Method of Recoupment
The Board will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder which may include, without limitation:
(a)requiring reimbursement of cash Incentive Compensation previously paid;
(b)seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;
(c)offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;
(d)cancelling outstanding vested or unvested equity awards; and/or
(e)taking any other remedial and recovery action permitted by law, as determined by the Board.
7.No Indemnification
The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation.

8.Interpretation
The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission or the Principal Exchange.
9.Effective Date
This Policy shall be effective as of the date first written above; provided, it shall apply to Incentive Compensation that is approved, awarded or granted to Covered Executives on or after October 2, 2023 (the “Effective Date”).
10.Amendment; Termination
The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect final regulations adopted by the Securities and Exchange Commission under Section 10D of the Exchange Act and to comply with any rules or standards adopted by the Principal Exchange. The Board may terminate this Policy at any time.
11.Other Recoupment Rights
The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.
12.Impracticability
The Board shall recover any excess Incentive Compensation in accordance with this Policy unless the Board determines that recovery would be impracticable and either of the following two conditions is met: (a) the Board has determined that the direct expenses, such as reasonable legal expenses and consulting fees, paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered (and the Company has made a reasonable attempt to recover the excess Incentive Compensation, documented such attempt(s) to recover, and provided such documentation to the Principal Exchange); or (b) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Code.
13.Successors
This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.
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